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March 31, 2006	Writer’s Direct Contact 213/892-5290 ASussman@mofo.com

Via Edgar and E-Mail

Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Integrated Healthcare Holdings, Inc. - Staff Comment letter dated January 24, 2006
Form 10-KSB for the year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005
Form 8-K/A dated March 3, 2005 filed June 8, 2005
File No. 0-23511

Dear Mr. Rosenberg:

On behalf of Integrated Healthcare Holdings, Inc. (the “Company”), we are writing to respond to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in a telephone conversation of March 22, 2006 regarding the above referenced filings of the Company.

The numbered responses set forth below contain each of the Staff’s comments, and our responses follow below each numbered comment.

1. Comment: Please respond to the request in the Staff letter of January 24, 2006 in Comment No. 8 regarding the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

Response: The Company intends to file an Item 4.02 Form 8-K no later than four business days after the date its Audit Committee approved the restatements that are under discussion with the Staff.

Mr. James B. Rosenberg
March 31, 2006
Page Two

2. Comment: Please provide the proposed discussion regarding re-evaluation of disclosure controls and procedures.

Response: The Company intends to provide disclosure in its filings in response to Items 307 and 308 (or 308(c) for quarterly reports) of Regulation S-K, substantially in the form attached to this letter as Exhibit A. The Company will tailor the disclosure to apply to the appropriate period.

3. Comment: Regarding your response to Comment No. 9 of the Staff’s letter of January 24, 2006, please modify your disclosure to explain that you reevaluated the Warrants at the trigger date, and they remained a liability at December 31, 2005.

Response: In response to the Staff’s comment, the Company intends to modify its disclosure of subsequent events to address its intent to revalue the Warrants at the trigger date and that they remain a liability at December 31, 2005.

4. Comment: Consider modifying MD&A to indicate potential variability in warrant valuation.

Response: In response to the Staff’s comment, the Company intends to include an evaluation of the potential variability in warrant valuation in connection with the disclosure of the related measurements in its Form 10-K filing.

5. Comment: Regarding your response to Comment No. 10 of the Staff’s letter of January 24, 2006, please be advised that as the Company builds more history with allowance for doubtful accounts, the Staff expects more disclosure.

Response: The Company acknowledges the Staff’s comment and confirms that as it builds more operational history, the Company will refine its sensitivity analysis of the allowance for doubtful accounts.

*	*	*	*	*

In connection with the Company’s responses to the Staff contained herein, we hereby represent, on behalf of the Company, that:

•  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•  staff comments or changes to disclosure in the Company’s responses to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings referenced in this letter; and

Mr. James B. Rosenberg
March 31, 2006
Page Three

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290. Our facsimile number is (213) 892-5454.

Very truly yours,
/s/ Allen Z. Sussman
Allen Z. Sussman

cc:	Mr. Mark Brunhofer — Securities and Exchange Commission
Mr. Bruce Mogel — Integrated Healthcare Holdings, Inc.
Mr. Steven R. Blake — Integrated Healthcare Holdings, Inc.

EXHIBIT A

Proposed Disclosure
Items 307 and 308 of Regulation S-K

Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s periodic reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in Rule 15d-15(e). The Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company’s desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. During previous quarters we conducted evaluations of the effectiveness of our disclosure controls and procedures as of March 31, June 30 and September 30, 2005 and found them to be effective as of such dates. However, we have subsequently conducted a re-evaluation of the effectiveness of our disclosure controls and procedures as of March 31, June 30 and September 30, 2005, and identified certain material weaknesses, discussed further below.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our system of internal control over financial reporting as of December 31, 2005, based on the framework in Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on these evaluations and re-evaluations, management determined that the Company’s system of disclosure controls and procedures was not effective as of March 31, June 30, September 30 and December 31, 2005, and the Company’s systems of internal control over financial reporting was not effective as of December 31, 2005, due to the presence of certain material weaknesses. These weaknesses contributed to the need for restatements of our financial statements for the quarterly periods ending March 31, June 30 and September 30, 2005 as follows.

1. As described in the notes to the accompanying restated financial statements, the Company revised its calculation of Warrant expense incurred during the three months ended March 31, 2005 after review of its accounting treatment following receipt of comments from the Staff of the Securities and Exchange Commission. The total adjustment required to increase the Warrant expense to its proper balance was $780,827 pre-tax for such period. This adjustment was necessary because the Company recognized the Warrant expense as a nonrecurring settlement charge during the three months ended March 31, 2005 using a probability analysis to estimate the maximum number of warrants exercisable at the date of issuance of 43,254,715 shares.

2. As described in the notes to the accompanying restated financial statements, the Company revised its provision for income taxes due to an error in the calculation of the taxable gain on the sale of real property to PCHI (see Note 7 Variable Interest Entity). The total adjustment required to reduce the provision for income taxes was $528,000 for the three months ended March 31, 2005, $496,000 for the three months ended June 30, 2005, $799,000 for the three months ended September 30, 2005 and $1,823,000 for the nine months ended September 30, 2005.

Management has identified, as a material weakness contributing to these restatements, that the Company’s research and analysis of complex accounting issues was inadequate. Although the type of complex transactions giving rise to the restatements are expected to occur very infrequently, management believes that its process of analyzing and accounting for complex financial transactions requires improvement. In addition to inadequate expertise, due to business exigencies there was a lack of complete accounting analysis of these transactions until after they were completed, which contributed to an incomplete accounting analysis. Under the direction of the Audit Committee, management intends in the future to engage experts with sufficient expertise to advise on accounting and financial reporting of complex financial transactions, and to do so prior to or concurrently with the Company’s commitment to these transactions.